

January 30, 2014

Via E-mail
Eric P. McCrady
Chief Executive Officer
Sundance Energy Australia Limited
633 17th Street
Suite 1950
Denver, CO 80202

> Re:  **Sundance Energy Australia Limited**
>      **Amendment No. 2 to Registration Statement on Form F-1**
>      **Filed January 27, 2014**
>      **File No. 333-192953**

Dear Mr. McCrady:

We have reviewed your response letter dated January 21, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 Filed January 27, 2014

Prospectus Summary

Recent Developments, page 8

1.      We note you have disclosed preliminary unaudited financial and operational information for the three months and year ended December 31, 2013, and comparative prior periods. We note similar information was included in an 'Activities Report for the Quarter Ended 31 December 2013' filed with the Australian Stock Exchange. Within the 'Activities Report' you also provide information regarding cash flows for the quarter and year ended December 31, 2013. Please tell us why similar information was not also included in this

prospectus, as would appear to be necessary to comply with Instruction 3 to Item 8.A.5 of Form 20-F, applicable by way of Item 4(a) of Form F-1.

Sundance Energy Australia Limited

Consolidated Financial Statements for September 30, 2013 and the Nine-Month Period Then Ended (Unaudited)

Note 5 – Assets Held for Sale, page F-18

2.      We have reviewed your response to prior comment nine and note, in part, that your Bakken properties are not presented as discontinued operations as you believe the properties are not a "major … geographical area" and that you "only have one major … geographical area, which is North America." However, based upon paragraphs BC61 and BC71 of IFRS 5, it appears the reference to "major" in paragraph 32 only relates to a line of business and not a geographical area of operations. Based upon the map of your operations located on your website, and disclosures made in this prospectus, it appears that your Bakken properties are a separate geographical area of operations. Accordingly, please provide us a further analysis explaining why the operations related to your Bakken properties are not required to be presented as discontinued operations under IFRS 5.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc:  Mr. William D. Davis II